SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) January 24, 2003

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.   Other Events.

On January 24, 2003, the Board of Directors accepted the resignation of Roger J. Morgan as a Director. Mr. Morgan will remain Secretary of the Corporation. On recommendation of the Nominating Committee, the Board of Directors named Kimberly Luff Wakim to fill the unexpired term of Mr. Morgan as Director. The press release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

On January 24, 2003, the Board of Directors adopted revisions to the corporations By-laws. The By-Laws are attached and filed herewith as Exhibit 3.2 and incorporated herein by reference.

EXHIBIT INDEX

3.2   By-Laws of Corporation.

99.1   The press release of Petroleum Development Corporation, dated January 24, 2003 announcing Mr. Morgan's resignation and Ms. Wakim's appointment to the Board of Directors of Petroleum Development Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date January 24, 2003   By /s/ Dale G. Rettinger
                                    Dale G. Rettinger